March 21, 2005

Mail Stop 0304

Mr. Michael J. Ricketts
Chief Financial Officer and Principal Accounting Officer
Cano Petroleum, Inc.
The Oil & Gas Commerce Building
309 West 7th Street, Suite 1600
Fort Worth, TX  76102


	Re:	Cano Petroleum, Inc.
		June 30, 2004 Form 10-KSB
		September 30, 2004 Form 10-QSB/A
		December 31, 2004 Form 10-QSB
File No. 0-50386


Dear Mr. Ricketts:

We have reviewed the financial statements included in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Financial Statement Comments


June 30, 2004 Form 10-KSB

Acquisition of Davenport

1. Based upon the description of the transaction, it appears that the acquisition of Davenport on May 24, 2004 should be presented as a reverse acquisition and reflected in the financial statements as a recapitalization. The acquisition is equivalent to the issuance of stock by Davenport for the net monetary assets of the public shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition except no goodwill or other intangible asset should be recorded. For accounting purposes, Davenport is the acquirer.

2. The financial statements should present the historical operations of Davenport prior to the merger. The Davenport stockholders` equity section should be retroactively restated to give effect to the legal structure of the former Huron Ventures with an offsetting entry to additional paid in capital. The retained earnings/deficit of Davenport should be carried forward and adjusted for any transaction costs. The issuance of common shares should be recorded at book value rather than fair value. We note the Company has recorded goodwill from the transaction and the financial statements do not reflect the accumulated deficit and results of operations of Davenport prior to the transaction. Please revise the financial statements and related data to eliminate goodwill and adjust the equity accounts as indicated. Include footnote disclosure describing the accounting and reporting for the recapitalization.

3. Please file a revised Form 10-KSB that includes a discussion of the reverse acquisition and the effects of the restatement on the financial statements. All of the historical disclosure required by
Regulation S-B should be provided for Davenport as if it were the registrant. The auditors` report on the financial statement should make reference to the fact that the financial statements are restated. Pro forma disclosures for a recapitalization transaction may not be material. Commencing with the periodic reports for the year in which the Merger was consummated, all reports should be filed based on the fiscal year of Davenport. The company`s subsequent Exchange Act Reports should be revised so as to conform to the above-described presentation.


September 30, 2004 Form 10-QSB/A and December 31, 2004 Form 10-QSB

4. Please expand Note 3 to explain why the acquisition of Ladder was effective May 1, 2004 yet does not appear to have been reflected in the company`s June 30, 2004 Form 10-KSB.


Closing Comments

Please make appropriate revisions in your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than April 5, 2005. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the comments may be directed to Maureen Bauer, Accountant at (202) 942-1824 or Ed Loftus, Assistant Chief Accountant at (202) 942-2954. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at (202) 942-2999, who supervised the review of your filing.


							Sincerely,



							Tia Jenkins
							Senior Assistant Chief
Accountant
      Office of Emerging Growth Companies


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Cano Petroleum, Inc.
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE